ISSUER FREE WRITING PROSPECTUS

FILED PURSUANT TO RULE 433

REGISTRATION STATEMENT NO. 333-160212

Entegris, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-831-9146.

Important Note: The following supercedes and replaces in its entirety my memorandum to employees dated September 9, 2009.

Date:	September 10, 2009

To:	Entegris Employees

From:	Greg Graves, CFO

Tuesday evening U.S. time we made two public announcements. We announced that our sales through the first two months of the third quarter were $71 million, which puts us at a run rate to reach $100 million or better for the full quarter. The second announcement related to a launch of a secondary offering of 12 million shares of common stock.

There are two important take-aways from these announcements. The first is that our business continues to recover from the sharp declines we experienced in the first quarter of the year. While this is certainly positive, to the credit of the hard work and sacrifices from all of you around the company who have gotten us to this point, our anticipated sales for Q3 are still far below the $148 million level we reported before the global downturn. That said, we need to keep our focus on both controlling our costs and satisfying the demands of our customers while making limited and judicious investments to gain share in key new markets.

The second take-away is that we are improving our financial position with a secondary offering. The funds from this offering will be used to pay down a portion of our debt and strengthen our balance sheet. We believe the stock offering is an important step in improving our liquidity.

The offering also presents us with an opportunity to get in front of investors and tell our story. Throughout this week, Gideon and I have been meeting with investors and telling them about the steps we have taken to improve our operating model and the prospects for growing our business as the industry recovers.

You may have noticed that the Entegris stock price declined following our announcement of the offering. This is typical for such offerings and is expected as the market absorbs the news of additional Entegris shares being made available. We hope that with continued strong execution on our part and a continued recovery in the market, such declines will be eclipsed by the benefits of a stronger balance sheet.

Sincerely,

Greg Graves